[redacted]

SEC 06003158 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 4 2006 209 SEC MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8-49694

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 6800 Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Palmer Square, Suite 530
(No. and Street)

Princeton	New Jersey	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Keck — (609) 921-6595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 200	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 4 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert T. Keck, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of 6800 Capital Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DANA HAAS
NOTARY PUBLIC STATE OF NEW JERSEY
MY COMMISSION EXPIRES 11-13-2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

6800 CAPITAL SECURITIES, INC.

ANNUAL REPORT

December 31, 2005

6800 CAPITAL SECURITIES, INC.

TABLE OF CONTENTS

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
6800 Capital Securities, Inc.

We have audited the accompanying statement of financial condition of 6800 Capital Securities, Inc. (the Company) as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 6800 Capital Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 16, 2006

6800 CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS	
Cash	$11,156
Due from affiliate	32,709
Total assets	$43,865
STOCKHOLDERS' EQUITY	
Common stock, $.01 par value; 1,000 shares authorized; 200 shares issued and outstanding	$ 2
Additional paid-in capital	46,098
Accumulated deficit	(2,235)
Total stockholders' equity	$43,865

See accompanying notes.

6800 CAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

REVENUE	
Fee revenue	$94,249
Interest income	82
Total revenue	94,331
EXPENSES	
Selling agent compensation	86,674
Other expenses	441
Total expenses	87,115
NET INCOME	$ 7,216

See accompanying notes.

6800 CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2004	$ 2	$46,098	$(9,451)	$36,649
Net income for the year ended December 31, 2005	0	0	7,216	7,216
Balances at December 31, 2005	$ 2	$46,098	$(2,235)	$43,865

See accompanying notes.

6800 CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash flows from (for) operating activities	
Net income	$ 7,216
Adjustments to reconcile net income to net cash from operating activities:	
(Increase) in due from affiliate	(7,136)
Net cash from operating activities	80
Cash – beginning of year	11,076
Cash – end of year	$11,156

See accompanying notes.

6800 CAPITAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Company

6800 Capital Securities, Inc. (the Company) is a Delaware corporation organized on March 15, 1996. The Company is registered with the Securities and Exchange Commission as a broker and dealer in securities and is a member of the National Association of Securities Dealers, Inc.

B. Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

C. Income Taxes

The Company has elected S Corporation status for U.S. and applicable state income tax purposes. All income or loss of the Company is taxable to the stockholders on an individual basis, however, the state of New Jersey imposes a minimum income tax of $500 on the Company.

D. Revenue Recognition

The Company earns fee revenue from services performed for an affiliate. Such revenues are recognized in income when earned.

Note 2. RELATED PARTY TRANSACTIONS

The Company's stockholders are members of 6800 Capital, L.L.C. The Company and 6800 Capital, L.L.C. have an expense agreement whereby 6800 Capital, L.L.C. pays the salaries, administrative, operating, rent, utilities, registration, taxes and professional expenses of the Company.

The Company has an agreement with 6800 Capital, L.L.C. in which 6800 Capital, L.L.C. pays the Company a portion of the management and incentive fees earned by 6800 Capital, L.L.C. (from investment funds for which 6800 Capital, L.L.C. is General Partner or Investment Advisor) related to investors in affiliated funds introduced to 6800 Capital, L.L.C. by an affiliated selling agent (a family member of one of the Company's stockholders). At December 31, 2005, the amount due from 6800 Capital, L.L.C. pursuant to this agreement is $32,709 and is reflected as Due from Affiliate in the Statement of Financial Condition. The Company also has an agreement with the affiliated selling agent in which the Company compensates the affiliated selling agent for services rendered in soliciting and assisting in the sale of 6800 Capital, L.L.C. products through the Company and providing continuing services with respect to the investors introduced by the selling agent.

Note 3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2005, the Company has net capital of $11,156, which is $6,156 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0 to 1.

Note 4. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

SUPPLEMENTAL INFORMATION

6800 CAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Total stockholders' equity (Net Capital)	$ 43,865
Deduct items not allowable for net capital purposes Non-allowable assets	(32,709)
Net capital	$ 11,156
Minimum net capital required – 6.67% of aggregate indebtedness (Note 1, below)	$ 0
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 11,156
Minimum net capital requirement	5,000
Excess net capital	$ 6,156
Total aggregate indebtedness (total liabilities)	$ 0
Ratio of aggregate indebtedness to net capital	0.00 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above agrees with the 6800 Capital Securities, Inc. computation of net capital and required net capital from the December 31, 2005 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA), except for total stockholders' equity and non-allowable assets which were understated in the FOCUS IIA by $26,768 due to an adjustment to the Company's income accruals.

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2005 is as follows:

Total liabilities	$ 0
Less indebtedness adequately collateralized by securities	0
Aggregate indebtedness	$ 0

6800 CAPITAL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, 6800 Capital Securities, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

6800 CAPITAL SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholders
6800 Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of 6800 Capital Securities, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control nor for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 16, 2006